Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: February 26, 2018

February 26, 2018

The following article written by a third party was made available to employees of CVS Health Corporation:

CVS Not Wasting Time Getting To Know Hartford

Hartford Courant

By Kenneth R. Gosselin

With Hartford on edge about the future of Aetna here, CVS Health Corp. chief executive Larry Merlo traveled to the city in January for high-profile meetings with the governor and the city’s mayor.

But instead of ugly details about a corporation abandoning Connecticut, Merlo brought welcome news that Aetna Inc.’s headquarters would not move to New York City. It was a striking contrast to the departure of General Electric for Boston and Aetna CEO Mark Bertolini’s push to move corporate Aetna offices to New York — where state officials were largely shut out of the process.

In fact, behind the scenes, CVS merger teams had been talking with state officials for weeks before, learning about insurance regulation and the Hartford community. The discussions helped lay the groundwork that kept Aetna’s headquarters in the city where it was founded in 1853.

“Merging firms are often noncommittal about location plans in the future, but CVS has been very committed to Aetna’s presence in Hartford,” David Souder, associate dean for graduate programs at University of Connecticut School of Business, said.

Souder, who has published papers on merger and acquisition strategy, said the decision makes sense given what the combination is trying to accomplish.

“Aetna and CVS are not in the same business, but rather complementary businesses and retaining the accumulated knowledge in each firm will be crucial both for continuing business as usual and for developing new innovations that motivated the merger,” Souder said.

CVS’s $69 billion acquisition of Aetna, if approved, has the potential to dramatically reshape the health care industry. The deal could make pharmacies a fuller partner with physicians and their patients. Critical to the success of the merger, announced Dec. 3, is creating new and expanded versions of CVS’s MinuteClinics, walk-in medical clinics that operate in more than 1,000 pharmacies.

“They want to know how we approach the regulatory environment and what’s the relationship like between the company and the state,” Catherine Smith, the state’s commissioner of economic and community development, said.

Woonsocket, R.I.-based CVS said contact with regulators is a “normal part” of the approval process, and the company expects it to continue.

“We have been meeting with regulators in a number of states, including Connecticut, to explain the important benefits of the transaction for consumers and to outline how we see the combination both improving health outcomes and lowering costs,” CVS said, in an email statement.

The acquisition is full of risk as CVS jumps into insurance for the first time. And integrating the two companies will be different from anything Merlo has attempted in his 27-year career at CVS.

Smith said CVS is not only interested in insurance companies but the entire “ecosystem” that has grown up in Hartford and the surrounding region that supports the industry. Those include research institutions such as Jackson Labs, Yale and UConn, plus the law and actuarial firms that specialize in insurance, Smith said.

“From their early forays here, it has been about who is Hartford?” Smith said. “What is the community like? Getting to know their own new employees through the integration process.”

Smith, said CVS also has an open mind when it comes to Aetna’s massive campus on Farmington Avenue.

“The company is so open and willing to think about what they can do with this campus,” Smith said. “We’ve been throwing ideas at them about how there may be capacity here and maybe there are other parts of their organization that might benefit from being in this location,” Smith said.

Smith adds: “We’re suggesting to them that they could build here, and not just retain what they have.”

Smith said those discussions have not gotten into the details of how — and what lines of businesses — might accomplish that growth.

Companies involved in mergers and acquisitions affecting Connecticut business handle communication early on in different ways, Smith said.

“It’s very dependent on the company and their approach to closing deals,” Smith said. “Some companies will just tell you, ‘Just go lie down, wait until we call you.’ ”

For instance, Lockheed Martin’s $9 billion acquisition of Stratford-based Sikorsky Aircraft played out differently than CVS-Aetna.

“It didn’t happen right away,” Smith said. “But several months after they closed, they came back to us and started serious conversations that ultimately led to the expansion of the plant in Stratford.”

UConn’s Souder said he believes CVS will like what it sees in Hartford and the region, the more the company learns.

“There is great talent here, with many people who have expertise in health care,” Souder said. “Brookings’ recent ranking of Hartford as the No. 4 city in the U.S. for tech-skilled workers will prove especially valuable, since the new technology will be essential to health care innovations.”

Part of the decision to keep Aetna in Hartford also is likely a practical one, with CVS wanting to hold onto the top Aetna executives.

“If you start threatening to move facilities or close facilities down, people have options, especially your best talent so sometimes people jump ship in that process, so I’m sure that’s part of their thinking.”

Smith said the decision to keep Aetna headquartered in Hartford sends a broader message.

“That’s a really big and exciting positive for the state,” Smith said, “and a reversal of the trend of people saying, ‘Oh my gosh, everyone needs to leave.’ ” Link to Original

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on February 9, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that was originally filed on January 4, 2018. The registration statement includes a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health. The registration statement was declared effective by the SEC on February 9, 2018, and CVS Health and Aetna commenced mailing the definitive joint proxy statement/prospectus to stockholders of CVS Health and shareholders of Aetna on or about February 12, 2018. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in the Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 14, 2018, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.